May 23, 2006

United States Securities and Exchange Commission
Washington, DC

Re: URON, Inc. Form 10-SB

To whom it may concern;

Attached herewith for filing is Form 10-SB on behalf of URON, Inc. Please contact the undersigned at 763-504-3051 (phone) or 763-504-3060 (fax) with any communicatons on this matter. Thank you.

Sincerely,

Steven Bell
General Counsel